EXHIBIT 99.1.1

BROKER’S LETTER TO CLIENTS

Date:	August , 2009

To:	Our Clients

Re:	Offer to Exchange

Banco Santander, S.A. is offering to exchange up to

5,928,000 Santander Finance Preferred, S.A. Unipersonal
10.5% Non-Cumulative Guaranteed Series 10 Preferred Securities
(par value $25 per security)
fully and unconditionally guaranteed by Banco Santander, S.A.
(CUSIP No. E8683R 144 and ISIN No. USE8683R1448)

plus, a cash payment (including accrued but unpaid distributions, plus a cash exchange incentive payment up to an aggregate total amount of $22.8 million, plus cash amounts in lieu of any fractional exchange preferred securities)

for Any and All of

Santander Finance Preferred, S.A. Unipersonal
6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities
(liquidation preference $25 per security)
fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004
(CUSIP 80281R300 and ISIN US80281R3003)

Banco Santander, S.A. is offering to exchange at the exchange ratio set forth in the prospectus dated August    , 2009 (the “prospectus”) and on the terms and conditions described therein up to a total of 5,928,000 of Santander Finance Preferred, S.A. Unipersonal (the “Issuer”) 10.5% Non-Cumulative Guaranteed Series 10 Preferred Securities (par value $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. (the “Guarantor”), which we refer to as the “exchange preferred securities,” plus accrued but unpaid distributions in cash, plus a cash exchange incentive payment up to an aggregate total amount of $22.8 million, plus cash amounts in lieu of any fractional exchange preferred securities, for any and all of Santander Finance Preferred, S.A. Unipersonal 6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004, which we refer to as the “existing preferred securities.”

Existing Preferred Securities	CUSIP and ISIN	Liquidation Preference of the Exchange Preferred Securities to Be Issued in Exchange for Existing Preferred Securities	Cash Accrued Preferred Distributions or Dividends	Cash Exchange Incentive Amount
7,600,000 outstanding  6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities
(liquidation preference $25 per security)
fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004
80281R300; US80281R3003
$78 in liquidation preference of exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
			$0.32 per $100 in liquidation preference of existing preferred securities, based on an exchange offer settlement date of September 29, 2009.	$12 per $100 liquidation preference of existing preferred securities tendered for exchange.

Under Spanish law, distributions in respect of the exchange preferred securities as well as imputed income deriving from the exchange of the existing preferred securities will be subject to withholding tax in Spain, currently at the rate of 18%, in the case of individual holders (as defined in the prospectus) who are resident for tax purposes in Spain. Each of the Issuer and the Guarantor is required pursuant to Spanish law to submit to the Spanish tax authorities certain details relating to beneficial owners who receive distributions on the exchange preferred securities or obtain imputed income deriving from the exchanges of the existing preferred securities for the exchange preferred securities. Beneficial owners in respect of whom such information is not provided to the Issuer or the Guarantor in accordance with procedures described in the prospectus will receive distributions in respect of the exchange preferred securities net of Spanish withholding tax, currently at the rate of 18%. Neither the Issuer nor the Guarantor will pay any additional amounts in respect of any such withholding tax in any of the above cases.  Existing preferred securities in respect of which beneficial owners have not provided such information to the Issuer or the Guarantor in accordance with procedures described in the prospectus will not be accepted for exchange, and such beneficial owners will continue to hold their existing preferred securities subject to the terms and conditions of such existing preferred securities.

The Issuer and the Guarantor have arranged certain procedures with Acupay System LLC (“Acupay”) and DTC that will facilitate the collection of the required beneficial owner information. The procedures arranged by Acupay and DTC are intended to facilitate the collection of information regarding the identity and residence of beneficial owners who (i) are exempt from Spanish withholding tax requirements and therefore entitled to receive payments in respect of the exchange preferred securities free and clear of Spanish withholding taxes and (ii) are (a) direct participants in DTC, (b) hold their interests through securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant in DTC (each such entity an “indirect DTC participant”) or (c) hold their interests through direct DTC participants. These procedures are set forth in Annexes A and B to the prospectus.

We have enclosed the prospectus describing the exchange offer, which we urge you to read carefully, and a Customer Instructions Form.  Through those documents, Banco Santander, S.A. is offering to exchange your existing preferred securities for exchange preferred securities.

You are the beneficial owner of the existing preferred securities that we hold in your account. Therefore, if you would like to accept the exchange offer, you can only do so by instructing us to submit exchange instructions for you.

If you wish to have us tender your existing preferred securities for exchange, please instruct us by completing and returning to us the blue Customer Instructions Form or by calling your broker or financial advisor.  In order to submit exchange instructions on your behalf, we need to receive the Customer Instructions Form from you by September 16, 2009, which is five New York Business Days prior to the Exchange Offer Expiry Date on September 23, 2009.

Questions and requests for assistance, requests for additional copies of the prospectus or of the Customer Instructions Form and all other questions or requests in connection with the exchange offer should be directed by each holder of existing preferred securities, or a beneficial owner’s bank, broker, custodian or other nominee to the Tax Certification and Exchange Agent Acupay via email to info@acupay.com, and by telephone to Acupay in New York at Tel. 1-212-422-1222 or toll-free at 1-888-385-BOND (2663).